

August 26, 2010

via U.S. mail and facsimile

Mr. Andrew S. Prince, Chief Executive Officer
Precision Aerospace Components, Inc.
2200 Arthur Kill Road
Staten Island, New York 10309-1202

> RE: **Precision Aerospace Components, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 30185**

Dear Mr. Prince:

We note that your Form 10-K contains a copy of the previously issued report of your predecessor auditor Bagell, Josephs Levine & Company, LLC ("Bagell") and that Bagell has not reissued their report.   The inclusion of a copy of a report in this manner does not comply with Rule 2-02 of Regulation S-X. Accordingly, you should either:

- Request that Bagell a report that complies with Rule 2-02 of Regulation S-X and file an amendment to Form 10-K with that the revised report, or
- Obtain a report on the financial statements for the period audited by Bagell from a new firm that is registered with the PCAOB. In this situation, as soon as possible, you should file an amendment to Form 10-K to label the financial statements as unaudited and hire a new accounting firm. Upon completion of the audit, you would need to file another amendment to Form 10-K to file the appropriate report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief